Exhibit A

Sapiens Signs a Term Sheet for Merger with IDIT and FIS

Rehovot, Israel – March 21, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), reported today that it has signed a non-binding term sheet for a merger with FIS Software Ltd. and IDIT I.D.I. Technologies Ltd., providers of software solutions for the insurance industry.

The terms of the non-binding term sheet reflect an aggregate value of approximately $75 million for FIS Software and IDIT I.D.I. Technologies, which shall be paid in cash, Sapiens shares and options to purchase Sapiens shares.

FIS Software offers a comprehensive enterprise level solution for Life, Pension and Annuity providers, with a global client base across the UK, Europe, Asia Pacific and North America.

IDIT I.D.I. Technologies Ltd offers a full suite of a single end-to-end component-based integrated solution for the Property and Casualty (General Insurance) market, with a focus on Europe, UK, Australia and Asia Pacific.

The proposed transaction is intended to create various synergies among the three companies and complementary offerings in the different territories where the companies operate.

Mr. Roni Al-Dor, President and Chief Executive Officer of Sapiens, said: "Subject to completion of the proposed transaction, the combined entity will strive to become a market leading provider of innovative software solutions for the insurance industry worldwide. We will offer a comprehensive product portfolio, supported by industry experts and a broad customer base, with a solid financial position."

The completion of the transaction is subject to various conditions, including completion of due diligence, execution of definitive agreements and obtaining applicable corporate and third party approvals.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors. In addition, there is no assurance that the proposed transaction will eventually be consummated.

For More Information

Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

Osnat Segev-Harel, CMO
Sapiens International
Tel: +972-8-9382721
Osnat.se@sapiens.com